
September 3, 2020

Laurent Therivel
Chief Executive Officer
UNITED STATES CELLULAR CORPORATION
8410 West Bryn Mawr
Chicago, IL 60631

> **Re: UNITED STATES CELLULAR CORPORATION**
> **Registration Statement on Form S-3**
> **Filed August 28, 2020**
> **File No. 333-248453**

Dear Mr. Therivel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology